ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSUREDBOND NUMBER

T. Rowe Price Capital Appreciation Fund87163108B

EFFECTIVE DATEBOND PERIODAUTHORIZED REPRESENTATIVE

October 27, 2008August 31, 2008 to August 31, 2009/s/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o T. Rowe Price Institutional Global Large-Cap Equity Fund, a series of:

T. Rowe Price Institutional International Funds, Inc.

o T. Rowe Price Global Large-Cap Stock Fund

o T. Rowe Price Global Large-Cap Stock Fund — Advisor Class, each a series of:

T. Rowe Price International Funds, Inc.

T. Rowe Price Global Real Estate Fund, Inc.

T. Rowe Price Global Real Estate Fund — Advisor Class

RN1.0-00 (1/02)

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.